CHINOOK
Capital Management

4380 SW Macadam Avenue
Suite 250, Portland, OR 97239
(p) 503.228.1116 (f) 503.228.7609
www.chinookmanagement.com

Guiding the Investment Journey

November 9, 2006

Letter Agreement

To: Unified Series Trust
431 North Pennsylvania Street
Indianapolis, Indiana 46204

Dear Ladies and Gentlemen:

You have engaged us to act as the sole investment adviser to the Chinook Emerging Growth Fund (the "Fund") pursuant to the Management Agreement approved by the Board of Trustees.

Effective as of December 1, 2006 through November 30, 2007, we hereby agree to waive our fee and/or reimburse Fund operating expenses, but only to the extent necessary to maintain the Fund's total operating expenses, excluding brokerage fees and commissions borrowing costs (such as interest and dividend expenses on securities sold short), 12b-1 fees, taxes, extraordinary expenses and any indirect expenses (such as expenses incurred by other investment companies in which the Fund may invest) at 1.85% of the Fund's average daily net assets for that period. Each waiver or reimbursement of an expense by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expense was incurred, provided that the Fund is able to make the repayment without exceeding the 1.85% expense limitation.

Very truly yours,

CHINOOK CAPITAL MANAGEMENT, LLC

By: ______________________
Gregory Houser, Managing Member

Acceptance

The foregoing is hereby accepted.

UNIFIED SERIES TRUST

By: ______________________
Anthony J. Ghoston, President

2369655

TOTAL P.01